Securities and Exchange Commission Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101)
information to be included in statements filed pursuant to §240.13d-1(a) and amendments thereto filed pursuant to §240.13d -2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
ENDEAVOR IP, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29260D105
(CUSIP Number)

Edward J. Mathias 1001 Pennsylvania Ave., NW, Suite 220 S. Washington, DC 20004 Tel, No.: (202) 729-5385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 554142109	SCHEDULE 13D	Page 2 of 5
1.	names of reporting persons Edward J. Mathias
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) PF.
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 244,500
	8.	shared voting power 0
	9.	sole dispositive power 244,500
	10.	shared dispositive power 0
11.	aggregate amount beneficially owned by each reporting person 244,500
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	percent of class represented by amount in row (11) 22%
14.	type of reporting person (See Instructions) IN

CUSIP No.: 554142109	SCHEDULE 13D	Page 3 of 5
Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) filed by Edward J. Mathias (the “Reporting Person”) relates to the shares of Series A Preferred Stock, par value $0.0001 (“Preferred Stock”) of Endeavor IP, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 8201 Old Courthouse Road, Suite 202, Vienna, Virginia 22182.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed with respect to the shares of the Issuer’s Preferred Stock held by Edward J. Mathias.

(b) The address of the Reporting Person is 1001 Pennsylvania Ave., NW, Suite 220 S., Washington, DC  20004.

(c) The Reporting Person is employed as Managing Director by The Carlyle Group, a global alternative asset manager.

(d). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired his 244,500 shares of Preferred Stock in a private placement on November 2, 2016 when Endeavor IP, Inc. entered into an Exclusive License Agreement with Compelling Competitive Advantage, LLC (“CCA”) in which he has been a member since its inception in September 2013. No cash was required for this issuance of shares of Preferred Stock in exchange for the intellectual property of CCA.

Item 4.	Purpose of Transaction.

Edward J. Mathias intends to hold the shares of Preferred Stock for investment purposes. The Reporting Person currently has no plans or proposals, though he retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (1) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

CUSIP No.: 554142109	SCHEDULE 13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Persons may be deemed to beneficially own an aggregate of 22% of the shares of common stock, par value $.0001 per share (“Common Stock”), of the Issuer based on 2,341,204,979 shares of Common Stock outstanding as disclosed in the Issuer’s most recent Form 10-Q filed September 19, 2016 and assuming voting with the holders of Common Stock on an as converted post recapitalization basis. The Reporting Person has sole voting power of 244,500 shares of Preferred Stock.

(b)       The Reporting Person has the sole power to vote and the sole power to dispose of each of the 244,500 shares of Preferred Stock which he may be deemed to beneficially own.

(c)       The Reporting Person has not purchased or received any shares of Preferred or Common Stock since November 2, 2016.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No.: 554142109	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016	EDWARD J. MATHIAS

/s/ Edward J. Mathias
Edward J. Mathias